UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(B) OR (G) OF THE
SECURITIES EXCHANGE ACT OF 1934

AUGUST TECHNOLOGY CORPORATION

(Exact Name Of Registrant As Specified In Its Charter)

MINNESOTA	41-1729485
(State Of Incorporation Or Organization)	(IRS Employer Identification Number)

4900 WEST 78TH STREET BLOOMINGTON, MN	55435
(Address Of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code:

(952) 820-0080

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), please check the following box: ☐

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), please check the following box: ☒

Securities Act Registration Statement File Number To Which This Form Relates: N/A

Securities to be Registered Pursuant to Section 12(b) of the Act:           NONE

Securities to be Registered Pursuant to Section 12(g) of the Act:

Preferred Share Purchase Rights

(Title of Class)

Item 1.                                                             DESCRIPTION OF SECURITIES TO BE REGISTERED.

On June 27, 2005, the Board of Directors of our Company, August Technology Corporation, a Minnesota corporation, declared a dividend of one preferred share purchase right (a “Right”) for each outstanding share of common stock, no par value per share.  The dividend is payable on June 27, 2005 to the shareholders of record at the close of business on that date.

Our Board has adopted this Rights Agreement to protect stockholders from coercive or otherwise unfair takeover tactics and to protect the interests of our stockholders.  In general terms, it works by imposing a significant penalty upon any person or group that acquires 10% or more of our outstanding common stock without the approval of our Board.  The Rights Agreement should not interfere with any merger or other business combination approved by our Board.

On June 27, 2005, the Company, along with Rudolph Technologies, Inc. (“Rudolph”), a Delaware corporation, and NS Merger Sub, Inc. (“Merger Sub”), a Minnesota corporation and a wholly owned subsidiary of Rudolph, also entered into an Agreement and Plan of Merger  (the “Merger Agreement”).  Under the terms of the agreement, the Company will merge with and into Merger Sub (the “Merger”) and each Company shareholder will receive either $10.50 per share in cash or $10.50 per share in Rudolph stock (based upon the exchange ratio pursuant to the agreement of 0.7625x and the closing price of Rudolph stock on June 27, 2005), reflecting an aggregate consideration of approximately $193 million.  Each Company shareholder will have the option to elect to receive cash or stock, subject to proration and allocation, based on the total cash and shares available in the Merger.  The agreement requires that the total consideration for the transaction will include a minimum of $37.2 million and a maximum of $60.0 million of cash subject to shareholder election.

The Rights Agreement provides that neither the execution of the Merger Agreement nor the consummation of the Merger or other transactions contemplated by the Merger Agreement will entitle holders of the Rights to exercise the Rights or entitle any other persons or entities to any legal or equitable rights, remedies or claims under the Rights Agreement.  In particular, for the purposes of the Rights Agreement: (i) neither Rudolph, nor Merger Sub nor any of their affiliates or associates shall be deemed to be an Acquiring Person; (ii) a Shares Acquisition Date shall not be deemed to have occurred; and (iii) a Distribution Date shall not be deemed to have occurred, solely by virtue of the approval, execution, delivery or performance of the Merger Agreement, the consummation of the Merger or any transaction contemplated by the Merger Agreement or the public announcement of any of the foregoing.

For those interested in the specific terms of the Rights Agreement as made between our Company and Wells Fargo Bank, N.A., as the Rights Agent, on June 27, 2005, we provide the following summary description.  Please note, however, that this description is only a summary, and is not complete, and should be read together with the entire Rights Agreement, which has been filed with the Securities and Exchange Commission as an exhibit to this Registration Statement on Form 8-A.  A copy of the agreement is also available free of charge from us.

The Rights.  Our Board authorized the issuance of a Right with respect to each outstanding share of common stock on June 27, 2005.  The Rights will initially trade with, and will be inseparable from, the common stock.  The Rights are evidenced only by the certificates that represent shares of common stock.  New Rights will accompany any new shares of common stock we issue after June 27, 2005 until the Distribution Date described below.

Exercise Price.  Each Right will allow its holder to purchase from our Company one one-thousandth of a share of Series A Junior Participating Preferred Stock (“Preferred Share”) for $27.00, once the Rights become exercisable.  This portion of a Preferred Share will give the shareholder approximately the same dividend, voting, and liquidation rights as would one share of common stock.  Prior to exercise, the Right does not give its holder any dividend, voting, or liquidation rights.

Exercisability.  The Rights will not be exercisable until

•                  15 days after the public announcement that a person or group has become an “Acquiring Person” by obtaining beneficial ownership of 10% or more of our outstanding common stock, or, if earlier,

•                  15 business days (or a later date determined by our Board before any person or group becomes an Acquiring Person) after a person or group begins a tender or exchange offer which, if completed, would result in that person or group becoming an Acquiring Person.

We refer to the date when the Rights become exercisable as the “Distribution Date.”  Until that date, the common stock certificates will also evidence the Rights, and any transfer of shares of common stock will constitute a transfer of Rights.  After that date, the Rights will separate from the common stock and be evidenced by book-entry credits or by Rights certificates that we will mail to all eligible holders of common stock.  Any Rights held by an Acquiring Person are void and may not be exercised.

Consequences of a Person or Group Becoming an Acquiring Person.

•                  Flip In.  If a person or group becomes an Acquiring Person, all holders of Rights except the Acquiring Person may, for $27.00, purchase shares of our common stock with a market value of $54.00, based on the market price of the common stock prior to such acquisition.

•                  Flip Over.  If our Company is later acquired in a merger or similar transaction after the Rights Distribution Date, all holders of Rights except the Acquiring Person may, for
$27.00, purchase shares of the acquiring corporation with a market value of $54.00 based on the market price of the acquiring corporation’s stock, prior to such merger.

Preferred Share Provisions.

Each one one-thousandth of a Preferred Share, if issued:

•                  will not be redeemable.

•                  will entitle holders to quarterly dividend payments of $.01, or an amount equal to the dividend paid on one share of common stock, whichever is greater.

•                  will entitle holders upon liquidation either to receive $1 or an amount equal to the payment made on one share of common stock, whichever is greater.

•                  will have the same voting power as one share of common stock.

•                  if shares of our common stock are exchanged via merger, consolidation, share exchange or a similar transaction, will entitle holders to a per share payment equal to the payment made on one share of common stock.

The value of a one one-thousandth interest in a Preferred Share should approximate the value of one share of common stock.

Expiration.  The Rights must be exercised at or prior to the earliest of (i) the earlier of (a) the close of business on June 1, 2006; provided, however, that the Company reserves and shall have the right to extend this date past June 1, 2006 if the Merger Agreement is still in effect on that date and (b) immediately prior to the Effective Time (as defined in the Merger Agreement), (ii) the time at which the rights are redeemed pursuant to Section 23 of the Rights Agreement, or (iii) the time at which such Rights are exchanged as provided in Section 24 of the Rights Agreement.

Redemption.  Our Board may redeem the Rights for one-twentieth of one cent (or $0.0005) per Right at any time before any person or group becomes an Acquiring Person.  If our Board redeems any Rights, it must redeem all of the Rights.  Once the Rights are redeemed, the only right of the holders of Rights will be to receive the redemption price of one-twentieth of one cent (or $0.0005) per Right.  The redemption price will be adjusted if we have a stock split or stock dividends of our common stock.

Exchange.  After a person or group becomes an Acquiring Person, but before an Acquiring Person owns 50% or more of our outstanding common stock, our Board may extinguish the Rights by exchanging one share of common stock or an equivalent security for each Right, other than Rights held by the Acquiring Person.

Anti-Dilution Provisions.  Our Board may adjust the purchase price of the Preferred Shares, the number of Preferred Shares issuable and the number of outstanding Rights to prevent dilution that may occur from a stock dividend, a stock split, a reclassification of the Preferred Shares or common stock.  No adjustments to the Exercise Price of less than 1% will be made.

Amendments.  The terms of the Rights Agreement may be amended by our Board without the consent of the holders of the Rights; provided, however, that after a person or group becomes an Acquiring Person, our Board may not amend the agreement in a way that adversely affects holders of the Rights.

The Rights Agreement, dated as of June 27, 2005, between the Company and Wells Fargo Bank, N.A., as Rights Agent, specifying the terms of the Rights is attached hereto as an exhibit and is incorporated herein by reference. The foregoing description of the Rights is qualified in its entirety by reference to such exhibit.

Item 2.                                                             EXHIBITS.

4.1                                 Rights Agreement, dated as of June 27, 2005, between August Technology Corporation and Wells Fargo Bank, N.A., which includes the form of Certificate of Designation as Exhibit A, the form of Right Certificate as Exhibit B and the Summary of Rights to Purchase Preferred Shares as Exhibit C.

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated:  June 30, 2005

AUGUST TECHNOLOGY CORPORATION

By:	/s/ Stanley D. Piekos

Name:	Stanley D. Piekos

Title:	Chief Financial Officer

EXHIBIT LIST

4.1                                 Rights Agreement, dated as of June 27, 2005, between August Technology Corporation and Wells Fargo Bank, N.A., which includes the form of Certificate of Designation as Exhibit A, the form of Right Certificate as Exhibit B and the Summary of Rights to Purchase Preferred Shares as Exhibit C.